Filed by Big Cypress Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Big Cypress Acquisition Corp.

Commission File No.: 001-39871

Date: September 22, 2021

SAB Biotherapeutics Awarded Additional $60.5M from BARDA
and U.S. Department of Defense for Rapid Response Capability
and Advancing SAB-185 for Treatment of COVID-19

$200 million total awarded to date for DiversitAb™ Rapid Response Antibody Program including Stage 4 COVID-19 Pandemic Response

Expanded contract scope includes commercial manufacturing and clinical development through licensure for SAB-185 for the treatment of COVID-19

SIOUX FALLS, S.D., September 22, 2021 – SAB Biotherapeutics (SAB), a clinical-stage biopharmaceutical company with a novel immunotherapy platform that produces specifically targeted, high-potency, fully-human polyclonal antibodies without the need for human donors, today announced that the U.S. Department of Defense (DoD) has awarded the company an additional $60.5 million in expanded scope for its DiversitAb™ Rapid Response Antibody Program for advanced clinical development through licensure and commercial manufacturing for SAB-185, the company’s therapeutic candidate for the treatment of COVID-19. The new award expands the scope of SAB’s existing DiversitAb™ Rapid Response Antibody Program contract with the Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (CBRND), Joint Project Lead CBRND Enabling Biotechnologies (JPL-CBRND-EB).

SAB has announced four awards currently totaling more than $200 million since March of 2020, including funding from the Biomedical Advanced Research Development Authority (BARDA), part of the Assistant Secretary for Preparedness and Response (ASPR) at the U.S. Department of Health and Human Services, Office of the Assistant Secretary of Defense for Health Affairs (OASD(HA)) and the Defense Health Agency (DHA).

“We appreciate the federal government’s expanded support for the further development of SAB-185, our therapeutic candidate with demonstrated ability to neutralize current and emerging variants of concern in multiple SARS-CoV-2 models,” said Eddie J. Sullivan, PhD, co-founder, president and CEO of SAB Biotherapeutics.

Dr. Sullivan continued, “The U.S. government has been a tremendous partner in leveraging our novel approach and unique capabilities to help establish and scale our Rapid Response Program that enabled us to accelerate the development and production of SAB-185, a fully human polyclonal antibody therapeutic produced without the need for human donors. Our diverse and highly potent polyclonal antibodies are well-suited for treating rapidly mutating pathogens such as COVID-19. The expanded scope of this collaboration supports our goal of expeditiously completing clinical development, commercial scale-up and regulatory review as we aim to secure approval to bring SAB-185 to COVID-19 patients. I am proud of the work by our exceptional team and appreciate the continued support from our government collaborators as we advance SAB-185 through late-stage efficacy trials and potential licensure. We will also continue to expand and optimize our rapid response capability, providing an important model for future response to pandemics and emerging diseases.”

SAB-185, a fully-human, high-potency polyclonal antibody therapeutic candidate for the treatment of COVID-19 infections, is advancing as part of the Countermeasures Acceleration Group, formerly Operation Warp Speed. It is currently being assessed in a Phase 2/3 trial in non-hospitalized patients with mild-moderate COVID-19 infections at risk for disease progression. The Phase 2 portion of the trial recently completed full patient enrollment. SAB-185 is the first polyclonal antibody therapeutic included in the ACTIV-2 master protocol, a study sponsored, funded and conducted by the National Institute of Allergy and Infectious Diseases, part of the U.S. National Institutes of Health.

The Phase 2/3 trial is a randomized, double-blind, adaptive study that is assessing the clinical safety and efficacy of SAB-185 in addition to standard of care. SAB-185 is administered intravenously and is being evaluated in high- and low-dose arms. Multiple primary endpoints being assessed include duration of COVID-19 symptoms and quantification of viral load on multiple timepoints through day 28. For more information on the Phase 2/3 trial, please visit clinicaltrials.gov (Identifier: NCT04518410). SAB-185 is also currently being evaluated in Phase 1 and Phase 1b studies, both of which have completed enrollment.

On June 22, 2021, SAB announced a planned merger with Big Cypress Acquisition Corp. (NASDAQ: BCYP). The transaction is expected to close in the fourth quarter of 2021.

About SAB-185

SAB-185 is a fully-human, specifically targeted and broadly neutralizing polyclonal antibody therapeutic candidate in a Phase 2/3 adaptive trial for COVID-19. The therapeutic was developed from SAB’s novel proprietary DiversitAb™ Rapid Response Antibody Program in collaboration with the U.S. government. The novel therapeutic, generated from a subunit of the SARS-CoV-2 Wuhan strain, has shown neutralization of the Munich, Washington, Delta, Lambda and other variant strains in nonclinical studies. Preclinical data has also demonstrated that SAB-185 is significantly more potent than human-derived convalescent immunoglobulin G (IgG) against the SARS-CoV-2 virus.

Direct support for the development of SAB-185 is provided by the US Department of Defense’s (DoD) Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND) on behalf of the Office of the Assistant Secretary of Defense for Health Affairs (OASD(HA)) and the Defense Health Agency (DHA) and the Biomedical Advanced Research and Development Authority (BARDA), part of the HHS Office of the Assistant Secretary for Preparedness and Response, under contract #MCDC 2019-448.

About ACTIV-2

NIH’s Accelerating COVID-19 Therapeutic Inventions and Vaccines (ACTIV) is a public-private partnership to develop a coordinated research strategy to speed up the development of the most promising treatments and vaccine candidates for COVID-19 and has five adaptive master protocols for ACTIV clinical trials. ACTIV-2 is a master protocol designed for evaluating multiple investigational agents compared to placebo in adults with mild-to-moderate COVID-19 not requiring hospitalization.

About the DiversitAb™ Rapid Response Antibody Program:

The Rapid Response Antibody Program was initiated as a $27 million progressive and competitive three-stage contract awarded by the DoD. The contract called for the development of a state-of-the-art, pharmaceutical platform technology capable of rapidly and reliably producing antibody-based medical countermeasures for biological threats to accelerate the delivery of a series of potent, fully-human, antibody therapeutics to address known and novel emerging biodefense (viral, bacterial or toxin) threats. Stage 4, “COVID-19 Pandemic Response,” was awarded in April of 2020 with up to $9.4 million in support from Biomedical Advanced Research and Development Authority (BARDA). The current additional award of $60.6 million, brings the total to $200 million.

About SAB Biotherapeutics, Inc.

SAB Biotherapeutics, Inc. (SAB) is a clinical-stage, biopharmaceutical company advancing a new class of immunotherapies leveraging fully human polyclonal antibodies. SAB has applied advanced genetic engineering and antibody science to develop transchromosomic (Tc) Bovine™ herds that produce fully-human antibodies targeted at specific diseases, including infectious diseases such as COVID-19 and influenza, immune system disorders including type 1 diabetes and organ transplantation, and cancer. SAB’s versatile DiversitAb™ platform is applicable to a wide range of serious unmet needs in human diseases. It produces natural, specifically targeted, high-potency, human polyclonal immunotherapies. SAB is currently advancing multiple clinical programs and has a number of collaborations with the US government and global pharmaceutical companies. For more information on SAB, visit: http://www.sabbiotherapeutics.com and follow @SABBantibody on Twitter.

Contact:

Melissa Ullerich
+1 605-679-4609
mullerich@sabbiotherapeutics.com

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the development of SAB-185, and the proposed business combination between Big Cypress and SAB. These statements are based on the current expectations of SAB and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumption and are beyond the control of SAB.

Additional Information and Where to Find It

Big Cypress has publicly filed a registration statement on Form S-4 with the SEC (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Big Cypress intends to mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Big Cypress will send to its stockholders in connection with the proposed business combination. Investors and security holders of Big Cypress are advised to read, when available, the proxy statement/prospectus in connection with Big Cypress’ solicitation of proxies for its special meeting of stockholders to be held to approve the proposed business combination (and related matters) because the proxy statement/prospectus will contain important information about the proposed business combination and the parties to the proposed business combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Big Cypress as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website http://www.sec.gov or by directing a request to ir@bigcypressaccorp.com.

Participants in the Solicitation

Big Cypress, SAB and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Big Cypress’ stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Big Cypress’ directors and officers in Big Cypress’ filings with the SEC including the Registration Statement that has been submitted to the SEC by Big Cypress, once finalized, which will include the proxy statement of Big Cypress for the proposed business combination, and such information and names of SAB’s directors and executive officers also be in the Registration Statement submitted to the SEC by Big Cypress, which will include the proxy statement of Big Cypress for the proposed business combination.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Big Cypress or SAB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.